Exhibit (a)(55)

WE ARE GRATEFUL FOR YOUR SUPPORT—

PLEASE VOTE THE BLUE PROXY CARD TODAY, TO ENSURE YOUR SHARES ARE

REPRESENTED AT MIDWEST’S ANNUAL MEETING ON JUNE 14.

June 5, 2007

Dear Fellow Midwest Shareholders:

Over the last several weeks a number of people, including shareholders, corporate governance experts, securities analysts, and shareholder advisory services, have spoken out to voice their support for AirTran’s proposed acquisition of Midwest. We are grateful for that support. As you know, our offer of $15.00 per share, made on April 2, 2007, represents a 65 percent premium to the $8.13 price that Midwest stock was trading on December 12, 2006, the day before AirTran publicly disclosed its initial October 20, 2006 offer. Yet despite the clear value our proposed combination is offering on both an immediate and long term basis, the Midwest Board and management have remained stubbornly steadfast in refusing to meet with us and exploring the merits of such a combination. Fortunately, others, including you, the Company’s owners, have spoken out in favor of the transaction.

When we extended our tender offer on May 17, 56.6% of all outstanding shares of Midwest Air Group were tendered, a resounding show of support for AirTran’s offer and plan. Furthermore, since that time, two independent shareholder advisory services also recommended that shareholders not vote for Midwest’s directors and that our nominees be elected to the Midwest board in order to bring strong, new voices to the Midwest boardroom.

ISS, a leading independent shareholder advisory service, recommends shareholders vote for John Albertine, Jeffrey Erickson, and Charles Kalmbach, stating:

•	“We believe that the board should engage in negotiations with AirTran regarding its offer.”

•	“An enticing premium and high percentage of tendered shares sends a strong signal that the company should enter into a good faith discussion with AirTran to explore the possibility of a combination.”

•	“We believe that the inclusion of three dissident nominees on Midwest’s board may help a more objective evaluation of the company’s strategic alternatives.”

•

“…it is arguable as to whether the company can continue as a stand alone entity, given that with the entry of low cost carriers and reemergence of network airlines the competitive pressures would increase going forward.”

Another independent advisory service, Glass Lewis, in making its recommendation that shareholders vote for Mr. Albertine and Mr. Erickson on AirTran’s BLUE proxy card, said:

•

“We believe the Midwest board of directors has failed to undertake actions that could prove beneficial to shareholders… it is clear that a significant number of shareholders believe the offer is financially favorable.

•

“We find it concerning that the board continues to ignore shareholder sentiment. Furthermore, considering that management recently lowered its full year earnings estimates, we believe that shareholders should be concerned that the board has not explored more strategic options, including, discussions with AirTran.”

•	“We believe a Dissident must make a compelling showing of mismanagement on the part of existing board members and provide a realistic plan for improvement.”

•

“[While] we are reticent to recommend the removal of incumbent directors, or in favor of Dissident nominees unless one of the following two things has occurred: (i) there are serious problems at the company and the newly proposed nominees has a clear and realistic plan to solve these problems; or (ii) the current board has undertaken an action clearly contrary to the interests of shareholders (or failed to undertake an action clearly to the benefit of shareholders.”

These voices are clear and united in their belief that the AirTran merger deserves full and fair consideration by the Midwest board of directors and that the current board has failed in this regard. They also all believe that electing AirTran’s nominees to the board of Midwest will help ensure that Midwest conducts a full and fair review of its strategic alternatives – including the proposed combination with AirTran.

We hope you will make your voice heard as well and elect the three AirTran nominees to the Midwest Board. You, the true owners of the company, deserve to have your interests represented inside the boardroom. Please vote FOR AirTran’s nominees on the BLUE proxy card TODAY—by telephone, by Internet or by signing dating and returning enclosed BLUE proxy card in the postage-paid envelope provided. If you have any questions about how to vote your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-456-3422.

Thank you for your consideration,

JOE LEONARD

Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT!

If your shares are registered in your own name, please sign, date and mail the BLUE proxy card today to AirTran,

c/o Innisfree M&A Incorporated, in the postage-paid envelope provided or submit your proxy to us by telephone or via the Internet today (instructions are on your BLUE proxy card).

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the BLUE proxy card as soon as possible.

After signing and returning the BLUE proxy card, we urge you NOT to return Midwest’s White proxy card because only your latest dated proxy card will be counted.

If you have previously signed and returned a White proxy card to Midwest, you have every right to change your vote. You may revoke any proxy card already sent to Midwest by signing, dating and returning the BLUE proxy card in the postage-paid envelope provided.

Midwest shareholders who have questions about how to vote their shares may call AirTran’s proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-456-3422.
(Banks and Brokers may call collect at 212-750-5833).

Financial and Legal Information

This document relates, in part, to the offer (the “Offer”) by AirTran Holdings, Inc., (“AirTran”) through its wholly-owned subsidiary, Galena Acquisition Corp. (“Galena”), to exchange each issued and outstanding share of common stock and Series A Junior Participating Preferred Stock and associated rights of Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”), (collectively the “Rights” and together, the “Midwest Shares”), for consideration consisting of a combination of cash and common stock, par value $0.001 per share (“AirTran Common Stock”), of AirTran having an aggregate value of $15.00 per share, comprised of $9.00 in cash and 0.5842 of a share of AirTran common stock.

The Offer currently is scheduled to expire at 12:00 Midnight, New York City time on June 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The Offer is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran also has filed a Registration Statement (No. 333-139917) with the Securities and Exchange Commission on Form S-4 relating to the AirTran common stock to be issued to holders of Midwest shares in the offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the registration statement (the "Prospectus"), and the related Letter of Transmittal, which also are exhibits to the Schedule TO.

AirTran has announced its intent to nominate Messrs. John Albertine, Jeffrey Erickson and Charles Kalmbach for election to the board of directors of Midwest. AirTran has filed a definitive proxy statement with respect to the proposed transaction and/or nomination of persons for election to the board of directors of Midwest (the "Proxy Statement"). Investors and security holders are urged to read the Registration Statement and the Proxy Statement, as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they contain or will contain important information.

Investors and security holders may obtain a free copy of the Registration Statement, the Schedule TO and the Proxy Statement and amendments and supplements to such respective documents at http://www.sec.gov. The Registration Statement, the Schedule TO and the Proxy Statement and such other documents and amendments and supplements to such respective documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827, or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022.

AirTran and its wholly owned subsidiaries, Galena and AirTran New York, LLC and their respective directors and executive officers and each of Messrs. John Albertine, Jeffrey Erickson And Charles Kalmbach are participants in the solicitation of proxies from the shareholders of Midwest.

Information about the directors and executive officers of AirTran and their ownership of AirTran stock is set forth in the proxy statement for AirTran’s 2007 annual meeting of shareholders. Information about the directors and officers of Galena and the three nominees is set forth in the Proxy Statement, which has been mailed to the stockholders of Midwest. Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement.